FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 29, 2019

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Announcement in accordance with Article 22-1-2 of Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies”, dated October 29, 2019.

2.	Taiwan Stock Exchange filing entitled, “Announcement on behalf of the Company's subsidiary in accordance with Article22-1-3 of Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees”, dated October 29, 2019.

Item 1

AU Optronics Corp.

October 29, 2019

English Language Summary

Subject: Announcement in accordance with Article 22-1-2 of Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies

Regulation: Published pursuant to Article 4-23 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2019/10/29

Contents:

1.	Date of occurrence of the event:2019/10/29

2.	Name of the company who receive the monetary loans, its relationship to the Company who extend the loans, ceiling amount on the monetary loans extended, amount of loans originally extended, amount of the current additional loans, whether or not the board of directors authorize the chairperson to give loans for the borrowing counterparty; total extended amount of loans and the reason for loans as of the date of occurrence of the event:

Loan 1

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: AU Optronics Corp.(the Company)

2. relationship: a 51% indirectly owned subsidiary of the Company

(3)	Ceiling amount on the monetary loans extended: NT$19,216,435 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$1,304,400 thousands

(6)	The board of directors authorize the chairperson to give loans: Yes

(7)	Total extended amount of loans: NT$1,304,400 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 2

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: AU Optronics (L) Corp.

2. relationship: a 51% directly owned subsidiary of AU Optronics (L) Corp.

(3)	Ceiling amount on the monetary loans extended: NT$21,595,433 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$10,652,600 thousands

(6)	The board of directors authorize the chairperson to give loans: Yes

(7)	Total extended amount of loans: NT$10,652,600 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 3

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: AU Optronics (Xiamen) Corp.

2. relationship: both are the indirectly held subsidiaries of the Company

(3)	Ceiling amount on the monetary loans extended: NT$5,096,167 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$5,000,200 thousands

(6)	The board of directors authorize the chairperson to give loans: No

(7)	Total extended amount of loans: NT$5,000,200 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 4

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: AU Optronics (Suzhou) Corp., Ltd.

2. relationship: both are the indirectly held subsidiaries of the Company

(3)	Ceiling amount on the monetary loans extended: NT$5,065,808 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$5,000,200 thousands

(6)	The board of directors authorize the chairperson to give loans: No

(7)	Total extended amount of loans: NT$5,000,200 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 5

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: AU Optronics Manufacturing (Shanghai) Corp.

2. relationship: both are the indirectly held subsidiaries of the Company

(3)	Ceiling amount on the monetary loans extended: NT$1,493,372 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$1,391,360 thousands

(6)	The board of directors authorize the chairperson to give loans: No

(7)	Total extended amount of loans: NT$1,391,360 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 6

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: BriView (Xiamen) Corp.

2. relationship: both are the indirectly held subsidiaries of the Company

(3)	Ceiling amount on the monetary loans extended: NT$498,785 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$434,800 thousands

(6)	The board of directors authorize the chairperson to give loans: No

(7)	Total extended amount of loans: NT$434,800 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 7

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: Fortech Electronics (Kunshan) Co., Ltd.

2. relationship: both are the indirectly held subsidiaries of the Company

(3)	Ceiling amount on the monetary loans extended: NT$522,361 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$434,800 thousands

(6)	The board of directors authorize the chairperson to give loans: No

(7)	Total extended amount of loans: NT$434,800 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

Loan 8

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: Darwin Precisions (Suzhou) Corp.

2. relationship: both are the indirectly held subsidiaries of the Company

(3)	Ceiling amount on the monetary loans extended: NT$716,527 thousands

(4)	Amount of loans originally extended: NT$0

(5)	Amount of the current additional loans: NT$434,800 thousands

(6)	The board of directors authorize the chairperson to give loans: No

(7)	Total extended amount of loans: NT$434,800 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements.

3. Content and value of collaterals provided by the loan recipient, if any: None

4. Capital and Accumulated profit/loss of the loan recipient according to its latest financial report:

Capital: NT$25,862,931 thousands

Accumulated loss: NT$11,507,366 thousands

5. Method of calculation of interest:

including:

1.	Higher of (1)short-term funding cost marked up 100 basis point of the company who extends the loans or (2) one-year Loan Prime Rate (LPR) of China

2.	Higher of (1)short-term funding cost marked up 100 basis point of the company who extends the loans or (2) one-year benchmark lending rate

3.	Based on the one-year benchmark lending rate announced by the People's Bank of China

6.	Terms/conditions and date for repayment:

Terms/conditions: Repay the principles and interests at maturity

Date for repayment:

The maturity date for loans being drawn down in installments is one year from the date of first draw down.

The maturity date for loans being drawn down once is one year from the date of draw down.

7.	The Company’s total amount of monetary loans extended as of the date of occurrence of the event:NT$28,348,820 thousands

8.	The ratio of the total amount of monetary loans extended to the Company’s net worth on its most recent financial statements as of the date of occurrence of the event: 15.17%

9.	Sources of funds to extend monetary loans to others: Subsidiary's own funds and Others

10	.Any other matters that need to be specified:

(1)	AU Optronics (L) Corp.'s total extended amount of loans to AU Optronics (Kunshan) Co., Ltd. as of the date of occurrence of the event is NT$10,652,600 thousands. Among them, capital lending amounts for loans being drawn down once is NT$6,087,200 thousands, and capital lending amounts for loans being drawn down in installments is NT$4,565,400 thousands.

(2)	Sources of funds to extend monetary loans to others: "Others" refers to the Company's own funds.

Item 2

AU Optronics Corp.

October 29, 2019

English Language Summary

Subject: Announcement on behalf of the Company's subsidiary in accordance with Article22-1-3 of Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees

Regulation: Published pursuant to Article 4-23 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2019/10/29

Contents:

1.	Date of occurrence of the event:2019/10/29

2.	Name of the company who receive the monetary loans, its relationship to the Company who extend the loans, ceiling amount on the monetary loans extended, amount of loans originally extended, amount of the current additional loans, whether or not the board of directors authorize the chairperson to give loans for the borrowing counterparty; total extended amount of loans and the reason for loans as of the date of occurrence of the event:

Loan 1

(1)	company who receive the monetary loans:AU Optronics (Kunshan) Co., Ltd.

(2)	its relationship to the Company who extend the loans:

1. Company who extend the loans: AU Optronics (L) Corp.

2. relationship: a 51% directly owned subsidiary of AU Optronics (L) Corp.

(3)	Ceiling amount on the monetary loans extended: NT$21,595,433 thousands

(4)	Amount of loans originally extended: NT$4,565,400 thousands

(5)	Amount of the current additional loans: NT$6,087,200 thousands

(6)	The board of directors authorize the chairperson to give loans: Yes

(7)	Total extended amount of loans: NT$10,652,600 thousands

(8)	Reason for current additional loans: In consideration of the group's overall funding arrangements

3. Content and value of collaterals provided by the loan recipient, if any: None

4. Capital and Accumulated profit/loss of the loan recipient according to its latest financial report:

Capital: NT$25,862,931 thousands

Accumulated loss: NT$11,507,366 thousands

5.	Method of calculation of interest:

including:

1.	Higher of (1)short-term funding cost marked up 100 basis point of the company who extends the loans or (2) one-year Loan Prime Rate (LPR) of China

2.	Higher of (1)short-term funding cost marked up 100 basis point of the company who extends the loans or (2) one-year benchmark lending rate

6.	Terms/conditions and date for repayment:

Terms/conditions: Repay the principles and interests at maturity

Date for repayment:

The maturity date for loans being drawn down in installments is one year from the date of first draw down.

The maturity date for loans being drawn down once is one year from the date of draw down.

7.	The Company’s total amount of monetary loans extended as of the date of occurrence of the event:NT$28,348,820 thousands

8.	The ratio of the total amount of monetary loans extended to the Company’s net worth on its most recent financial statements as of the date of occurrence of the event: 15.17%

9.	Sources of funds to extend monetary loans to others: Subsidiary's own funds

10.	Any other matters that need to be specified:

AU Optronics (L) Corp.'s total extended amount of loans to AU Optronics (Kunshan) Co., Ltd. as of the date of occurrence of the event is NT$10,652,600 thousands. Among them, capital lending amounts for loans being drawn down once is NT$6,087,200 thousands, and capital lending amounts for loans being drawn down in installments is NT$4,565,400 thousands.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 29, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer